                                                                                Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES A NEW RATING BY MAALOT

FOR AN ADDITIONAL DEBT OF $140 MILLION

Tel Aviv, Israel, August 16, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that Maalot - The Israel Securities Rating Company Ltd., an affiliate of Standard & Poor's Rating Services, has informed EMI that it had approved a rating of “A”, on a local scale, for the raise of additional debt by EMI of up to US Dollar 140 million, the proceed of which will be used for the replacement of bank loans including the removal of the pledge on the entire share capital of Plaza Centers (Europe) B.V., a subsidiary of EMI, in favor of Bank Hapoalim B.M.

In addition, Maalot further informed EMI that it had approved a rating of “A”, on a local scale, for the Series A and Series B Notes of EMI.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com